Filed Pursuant to Rule 424(b)(3)
Registration No. 333-103739

Addendum to Prospectus Supplement and Prospectus dated April 10, 2003, as previously amended on April 15, 2003 and April 25, 2003

República Oriental del Uruguay
       acting through Banco Central del Uruguay as its Financial Agent

Offer to Exchange involving the issuance of Eligible Bonds for New Bonds

             This Addendum supplements the information provided in the Republic of Uruguay's Prospectus Supplement and Prospectus dated April 10, 2003, as previously amended on April 15, 2003 and April 25, 2003. Capitalized terms not defined in this Addendum have the meanings ascribed to them in the Prospectus Supplement and Prospectus, as applicable.

Prospectus Supplement

             In the "Investment Considerations" section, in the first sentence in the sub-section "Investment Considerations—Investment Considerations Relating to the Offer—Risks of Participating in the Offer—Loss of Benefit of Credit Enhancements to Certain Eligible Bonds," the words "one interest payment" are replaced with "three interest payments."

             In the "Eligible Bonds" section, in the second full paragraph, insert the following immediately after the words "Luxembourg Stock Exchange": "(except the Convertible Floating Rate Notes due 2007 (USD))."

             In the "Eligible Bonds" section, in each of the rows titled "Collateralized Fixed Rate Notes Series A due 2021 (USD)" and "Collateralized Fixed Rate Notes Series B due 2021 (USD)," in the column titled "Selected Special Features (if any)," the words "one interest payment" are replaced with "three interest payments."

             In the "Description of the New Bonds" section, in the sub-section "Description of the New Bonds—Specific Terms of the Maturity Extension Bonds—7.00% Notes due 2012 (EUR)," the words "calculated on the basis of a 360-day year of twelve 30-day months" are deleted and replaced with "calculated on the basis of a 365 (or 366)-day year."

             In the "Description of the New Bonds" section, in the sub-section "Description of the New Bonds—Specific Terms of the Maturity Extension Bonds—7.00% Notes due 2019 (EUR)," the words "calculated on the basis of a 360-day year of twelve 30-day months" are deleted and replaced with "calculated on the basis of a 365 (or 366)-day year."

             In the "Description of the New Bonds" section, in the seventh full paragraph in the sub-section "Description of the New Bonds—Modifications," the words "all series affected" are deleted and replaced with "all series that would be affected."

Prospectus

             In the "Description of the Securities" section, in the seventh full paragraph in the sub-section "Description of the Securities—Modifications," the words "all series affected" are deleted and replaced with "all series that would be affected."

May 9, 2003